

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2013

<u>Via E-Mail</u>
Glen Corso
EVP General Counsel
NMI Holdings, Inc.
2100 Powell Street, 12th Floor
Emeryville, CA 94608

      Re: NMI Holdings, Inc.
               Amendment No. 2 to Registration Statement on Form S-1
               Filed September 11, 2013
               File No. 333-189507

Dear Mr. Corso:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Cover Page</u>

1. We note your revised disclosure in response to our prior comment 1 in which you state that you "expect the initial trading range to be between $10.45 and $12.80 per share" until a market develops for your stock. Please revise your disclosure here and elsewhere as appropriate to state specifically that until a market develops, the selling stockholders will sell any shares under the prospectus at such price range.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Share-Based Compensation, page 78</u>

2. Please refer to prior comment 3. We are deferring a final evaluation of stock compensation until your estimated offering price is specified. Continue to provide us with updates to the analysis for all equity related transactions through the effectiveness date of the

registration statement. We may have further comments in this regard, when the amendment containing this information is filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at (202) 551-3660 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        David E. Shapiro, Esq.
        Wachtell, Lipton, Rosen & Katz
        51 West 52nd Street
        New York, New York 10019